UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Andi Setiawan Andi Setiawan VP Investor Relations

Date: February 26,  2019

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect Non-Cash Share Subscription of PT Fintek Karya Nusantara by PT Telekomunikasi Selular and Change of TCASH to LinkAja.

No: TEL. 22/LP 000/COP-I5000000/2019

Jakarta, February 26, 2019

Dewan Komisioner Otoritas Jasa Keuangan

Up. Kepala Eksekutif Pengawas Pasar Modal

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4 Jakarta 10710

Re: Non-Cash Share Subscription of PT Fintek Karya Nusantara by PT Telekomunikasi Selular and Change of TCASH to LinkAja

Dear Sir,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No. 31/POJK.04/2015 related to information disclosure for public company, we hereby inform you that:

Issuer Name	: PT Telkom Indonesia (Persero) Tbk
Business Sector	: Telecommunication
Telephone	: (+6221) 5215109
E-mail	: investor@telkom.co.id

1.	Information or material facts	Non-Cash Share Subscription of PT Fintek Karya Nusantara by PT Telekomunikasi Selular and Change of TCASH to LinkAja
2.	Date	February 22, 2019
3.	Description

On Friday February 22, 2019, PT Telekomunikasi Selular (“Telkomsel”) has done Non-Cash Share Subscription into

PT Fintek Karya Nusantara (“Finarya”). The subscription is in the form of TCASH Electronic Money Service business. After the transfer, TCASH which was previously managed by Telkomsel, will be managed by Finarya and change to LinkAja. Such transfer was effective as of February 22, 2019.

Currently, Telkomsel is the majority shareholder of Finarya with 99.99% ownership.

4.	The impact of events	1.Increase in the Finarya’s paid up capital and transfer of TCASH business from Telkomsel to Finarya; 2.TCASH Electronic Money Service is changed to LinkAja.

5.	Others

This transaction is an affiliated transaction as mentioned in the Bapepam Regulation number IX.E.1 regarding Transaction with Affiliated Parties and in Certain Transactions (“Regulation No. IX.E.1”). However, this affiliated transaction is an affiliated transaction which supporting main business activity of the Company or the Controlled Company referred to Point 2.c.5 Regulation No. IX.E.1. Referring to Article 3 paragraph 3 of Telkomsel’s Article of Association:

“The company can also-by its own attempt or together with other legal entities-establish/run companies or other business related to the business scope mentioned in the paragraph (1) and (2) above, both inside and outside the country as long as it is not contrary to the applicable laws and The Company’s Article of Association.”

Therefore, this transaction is an exception from announcement and reporting obligations based on Regulation No. IX.E.1.

Telkomsel is a cellular telecommunication company and subsidiary of PT Telkom Indonesia (Persero) Tbk. Meanwhile, Finarya is a payment system services company and subsidiary of Telkomsel.

Sincerely yours,

/s/ Andi Setiawan

Andi Setiawan

VP Investor Relations

cc:

1.Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);

2.Indonesia Stock Exchange through IDXnet; and

3.Telkom’s Trustee (PT Bank Tabungan Negara (Persero) Tbk and PT Bank Permata Tbk).

For further information please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk

Tel.	62-21-5215109
Fax.	62-21-5220500
E-mail	investor@telkom.co.id
Website	www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Beside telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.